starpharma

SUPPL

07020972

2 February 2007

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 22 December 2006. The first release after this date was on 31 January 2007 .

Yours faithfully,

B P Rogers
Company Secretary

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

starpharma

File No. 82-34832

VivaGel™ Clinical Trials Proceeding as Planned - Statement on CS Trial Closure

Melbourne; 2 February 2007: Starpharma (ASX:SPL, USOTC:SPHRY), today responded to the announcement of a decision to halt clinical trials of another microbicide gel. The product, cellulose sulphate (CS) is being developed by a completely unrelated company. Starpharma's VivaGel™ is both physically and chemically very different from the affected candidate CS.

VivaGel™ is in development as a microbicide for the prevention of the sexually transmitted infections genital herpes and HIV/AIDS. Two clinical trials of VivaGel™ are currently in progress – a safety trial in men being conducted in Melbourne, Australia, and an expanded female safety study conducted at two trial sites in San Francisco, USA and Kisumu, Kenya. Both of these trials are proceeding as planned, with recruitment in the male study nearing completion, and activities at both female study sites progressing well.

The VivaGel™ clinical trials are funded by the US National Institute of Allergy and Infectious Diseases (NIAID), part of the NIH. These trials are not affected by the decision to halt the CS trials.

Phase III trials of CS were being conducted under the sponsorship of two not-for-profit research groups, CONRAD, and Family Health International. It is understood that at the recommendation of their respective Data Safety Monitoring Boards both sponsors chose to discontinue their CS trials after findings suggested that CS might be contributing to an increased risk of HIV infection.

The CS trial closure is unfortunate for the millions exposed to the risk of HIV infection, and will be a great disappointment to the microbicide community in general. However the Company considers the impact for Starpharma's shareholders to be positive as this development is likely to result in one less potential entrant into the topical microbicide market.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

In the pharmaceutical field Starpharma has additional specific programs in the areas of Drug Delivery and ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

More broadly the company is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation.

SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Piercy **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 422 916 422 rpiercy@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

starpharma

File No. 82-34832

Quarterly cash flow report
Period ended 31 December 2006

Attached is the Appendix 4C – Quarterly Cash Flow Report – for Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) for the quarter ended 31 December 2006.

Cash at the end of the quarter was A$11.2 million, which is A$1.1 million less than the previous quarter.

On 20th October 2006 Starpharma completed a transaction to acquire the US based company Dendritic Nanotechnologies, Inc, (DNT) by the issue of new shares as consideration. The report for this quarter includes DNT as a wholly-owned subsidiary since the acquisition date.

Receipts of A$3.7 million for the quarter included grant payments of A$3.5 million from the U.S. National Institutes of Health (NIH) for the Company's microbicide development projects.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

In the pharmaceutical field Starpharma has additional specific programs in the areas of Drug Delivery and ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

More broadly the company is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation.

SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Starpharma www.starpharma.com	
Rebecca Piercy **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 422 916 422 rpiercy@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Name of entity

Starpharma Holdings Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	31 December 2006

Consolidated statement of cash flows

		Current Quarter $A'000	Year to Date $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	3,699	4,927
1.2	Payments for (a) staff costs	(1,490)	(2,684)
	(b) advertising and marketing	(67)	(98)
	(c) research and development	(3,195)	(5,258)
	(d) leased assets	(79)	(101)
	(e) other working capital	-	-
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	167	354
1.5	Interest and other costs of finance paid	(18)	(21)
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net operating cash flows	(983)	(2,881)
Cash flows related to investing activities			
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(46)	(121)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:	-	-
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
		-	
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other - Transaction costs on acquisition of subsidiary (net of cash acquired)	(89)	(89)
	Net investing cash flows	(135)	(210)
1.14	**Total operating and investing cash flows**	(1,118)	(3,091)
Cash flows related to financing activities			
1.15	Proceeds from issues of shares	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other	-	-
	Net financing cash flows	-	-
Net increase (decrease) in cash held		(1,118)	(3,091)
1.21	Cash at beginning of quarter/year to date	12,311	14,284
1.22	Exchange rate adjustments	(34)	(34)
1.23	**Cash at end of quarter**	11,159	11,159

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(228)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

(b) Directors' fees paid to non-executive directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

On 20th October 2006, Starpharma acquired the remaining 67% of equity in Dendritic Nanotechnologies Inc (DNT), an unlisted USA Delaware corporation, located in Michigan state USA. Starpharma Holdings Ltd issued 20,094,741 ordinary shares as consideration. DNT focuses on dendrimer nanotechnology. The company is performing an assessment of the fair value of identifiable net assets to allocate the purchase price in accordance with AASB 3 *Business Combinations*.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Lease facility for laboratory equipment	482	482
3.2	Credit standby arrangements - Credit card facility	140	26

Item 3.1 A $481,878 lease facility with National Australia Bank for the lease of laboratory equipment, which is guaranted by term deposit.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,406	1,966
4.2	Deposits at call	8,753	10,345
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	11,159	12,311

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

31 January 2007

B P Rogers
Company Secretary

END